UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 23, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synlogic, Inc.

File No. 001-37566 - CF#37402

Synlogic, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 12, 2019.

Based on representations by Synlogic Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.25	through August 28, 2027
Exhibit 10.29	through December 31, 2022
Exhibit 10.30	through December 31, 2022
Exhibit 10.31	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary